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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                         Galyan's Trading Company, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   36458R-101
                                 (CUSIP Number)

            Samual P. Fried                           William M. Wardlaw
          Limited Brands, Inc.                    FS Equity Partners IV, L.P.
         Three Limited Parkway                   11100 Santa Monica Boulevard
           Columbus, OH 43230                             Suite 1900
        Tel No.: (614) 415-7000                      Los Angeles, CA 90025
                                                   Tel No.: (310) 444 - 1822
                     (Name, Address and Telephone Number of
                      Persons Authorized to Receive Notices
                               and Communications)

                                   Copies to:
                                Drake S. Tempest
                              O'Melveny & Myers LLP
                                 7 Times Square
                            New York, New York 10023
                                 (212) 3260-2000

                                  July 29, 2004
             (Date of Event which Requires Filing of this Statement)

              -----------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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

  CUSIP No. 36458R-101                                    Page 2 of 6 Pages

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       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Equity Partners IV, L.P.

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       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

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       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

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                                 7        SOLE VOTING POWER
                                          0

   NUMBER OF SHARES          ---------------------------------------------------
   BENEFICIALLY                  8        SHARED VOTING POWER
   OWNED BY EACH                          0
   REPORTING PERSON
   WITH                      ---------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          0

                             ---------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
                                          0

--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                      [ ]

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

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

  CUSIP No. 36458R-101                                    Page 3 of 6 Pages

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       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Capital Partners LLC

--------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

--------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER
                                          0

   NUMBER OF SHARES          ---------------------------------------------------
   BENEFICIALLY                  8        SHARED VOTING POWER
   OWNED BY EACH                          0
   REPORTING PERSON
   WITH                      ---------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          0

                             ---------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
                                          0

--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                      [ ]

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 OO

--------------------------------------------------------------------------------

  CUSIP No. 36458R-101                                    Page 4 of 6 Pages

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       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Limited Brands, Inc.
                 31-1029810

--------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

--------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER
                                          0

   NUMBER OF SHARES          ---------------------------------------------------
   BENEFICIALLY                  8        SHARED VOTING POWER
   OWNED BY EACH                          0
   REPORTING PERSON
   WITH                      ---------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          0

                             ---------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
                                          0

--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                      [ ]

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------

  CUSIP No. 36458R-101                                    Page 5 of 6 Pages


     This Amendment No. 5 to Schedule 13D (this "Amendment") is being filed to report the sale by FS Equity Partners IV, L.P. ("FS Equity IV"), Limited Brands, Inc. ("Limited Brands") and G Trademark, Inc. ("G Trademark" and, collectively with FS Equity IV and Limited Brands, the "Reporting Persons"), a wholly-owned subsidiary of Limited Brands, of all outstanding shares of the common stock (the "Common Stock") of Galyan's Trading Company, Inc., an Indiana corporation ("Galyan's" or the "Issuer") held by the Reporting Persons to Dick's Sporting Goods, Inc. ("Parent") and/or its wholly-owned subsidiary, Diamondbacks Acquisition Inc. ("Purchaser") in the tender offer by Parent and Purchaser that expired at 11:59 p.m. on July 28, 2004, with Parent and/or Purchaser accepting the tendered shares on July 29, 2004.

     This Amendment supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 9, 2001, as amended by Amendment No. 1 thereto filed on June 10, 2003, Amendment No. 2 thereto filed on August 7, 2003, Amendment No. 3 thereto filed on August 18, 2003 and Amendment No. 4 thereto filed on June 25, 2004 (together, the "Schedule 13D") relating to the Common Stock. Only those items that are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D, unless otherwise indicated herein.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended by adding the following paragraphs.

     On July 29, 2004, Parent and Purchaser accepted the shares tendered in the Offer, which shares included all outstanding shares held by the Reporting Persons. Parent and Purchaser purchased the shares tendered in the Offer for $16.75 per share (the "Offer Price"), net to the seller in cash.

     The purpose of the sale of the shares was to liquidate the investments of the Reporting Persons in the Issuer. No Reporting Person currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D with respect to the Issuer.

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows.

     As a result of the acceptance by Parent and Purchaser of the shares of Common Stock tendered by the Reporting Persons, none of the Reporting Persons owns beneficially or of record any shares of Common Stock of the Issuer, other than shares obtainable upon the exercise of an outstanding warrant held by Limited Brands for an additional 1,350,000 shares of Common Stock, which warrant currently has an exercise price in excess of $44.82 and will be cancelled at the effective time of the Merger.

     In addition, as a result of the acceptance by Parent and Purchaser of the shares of Common Stock tendered by the Reporting Persons, the Stockholders Agreement has terminated. As a result, the Reporting Persons may no longer be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangement, Understandings or Relationships with respect to Securities of the Issuer

     Item 6 is hereby amended by adding the following paragraph.

     As a result of the acceptance by Parent and Purchaser of the shares of Common Stock tendered by the Reporting Persons, the Stockholders Agreement has terminated.

  CUSIP No. 36458R-101                                    Page 6 of 6 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: July 29, 2004

                                           FS EQUITY PARTNERS IV, L.P.

                                           By:  FS Capital Partners LLC
                                           Its: General Partner


                                           By: /s/ TODD W. HALLORAN
                                               ---------------------------------
                                               Name:  Todd W. Halloran
                                               Title: Vice President


                                           FS CAPITAL PARTNERS LLC

                                           By: /s/ TODD W. HALLORAN
                                               ---------------------------------
                                               Name:  Todd W. Halloran
                                               Title: Vice President


                                           LIMITED BRANDS, INC.

                                           By: /s/ TIMOTHY J. FABER
                                               ---------------------------------
                                               Name:  Timothy J. Faber
                                               Title: V.P. Treasury/M&A